

Mail Stop 3720

June 4, 2009

Mr. Bernard L. Han
Executive Vice President and Chief Financial Officer
DISH Network Corporation
9601 South Meridian Boulevard
Englewood, Colorado 80112

       RE: **DISH Network Corporation**
              Form 10-K for the fiscal year ended December 31, 2008
              Filed March 2, 2009

              Form 10-Q for the Quarterly Periods Ended March 31, 2009
              File No. 000-26176

Dear Mr. Han:

      We have reviewed your supplemental response letter dated May 20, 2009 as well as your filing and have the following comments. As noted in our comment letter dated April 22, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note your response to prior comment 2 and the disclosure in your Form 10-Q for March 31, 2009 to which you refer.
- Please quantify the impact of the lost subscribers, both the regular churn and the loss of the AT&T arrangement on your financial results. This should include a dollar amount as well as the number of lost subscribers and should discuss the trend for the year as well as the impact on the current quarter. If you know the dollar impact of the loss of the AT&T arrangement, that information should be provided.
- Please quantify the higher fees you will pay to access assets or receive certain services as a result of the spin-off of assets to Echostar or disclose that the

higher fees did not have or will not have a significant impact on your operations.

Please provide us with your proposed disclosures.

DISH Network subscribers, page 43

2.   We note your response to prior comment 4. As we previously requested, in your next filing, show the actual subscribers and not your estimation of the number of subscribers represented by commercial accounts. You may show your estimations as separate calculations that are clearly labeled as supplementary data.

Liquidity and Capital Resources

Satellite-Related Obligations, page 59

3.   We note your response to prior comment 10. Please disclose in future filings your estimate of the cost for the launch of the second satellite and the year that you anticipate incurring the cost.

Future Capital Requirements, page 60

4.   We note your response to prior comment 11. Please disclose your response in future filings.

Critical Accounting Estimates

5.   We note your response to prior comment 13. Please revise your proposed disclosure to discuss the methodologies and assumptions that are being used to value assets. In situations where you are estimating useful life or some other measurement, please provide sensitivity analyses. Please provide us with your proposed disclosures.

6.   We note your response to prior comment 15. Please revise your proposed disclosure to provide the quantitative information that was requested for Critical Accounting Estimates. As we previously requested, please provide us with a more detailed description of the models. Provide us with a detailed description of the inputs (for example, the discount rates used) and information used to develop those inputs for your models. Tell us how your approach complies with paragraph 30 and the related appendices of SFAS 157. Further, please address the following:

- Since the securities are considered illiquid, tell us the amount of the liquidity discount assigned to such securities, if any, and your basis for that discount. If a liquidity discount was not assigned, tell us why.

- Describe your assumptions about risk—including quantitative data.

Please revise your disclosures in critical accounting policies to include a detailed discussion of your accounting policy. Further, provide a sensitivity analysis of your assumptions based upon reasonably likely changes. For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Please provide us with your proposed disclosures.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation, page F-10

7. We note your response to prior comment 16. Please provide us with your SAB 99 analysis.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director